Filed by Onconetix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Onconetix, Inc.

Commission File No.: 001-41294

Date: March 31, 2026

FOR IMMEDIATE RELEASE

Onconetix Appoints David White as Chief Executive Officer and Sammy Dorf as Member of the Board of Directors

Experienced Leadership Team Positioned to Execute Pending Transformative Acquisition of Realbotix LLC and Drive Long-Term Shareholder Value

CINCINNATI, Ohio – March 31, 2026 – Onconetix, Inc. (Nasdaq: ONCO) (“Onconetix” or the “Company”) today announced the appointment of David White as Chief Executive Officer, effective March 18, 2026, and the appointment of Sammy Dorf as a member of the Company’s Board of Directors and the Audit Committee, effective March 19, 2026. Karina Fedasz, the Company’s outgoing Interim Chief Executive Officer, will continue to serve as its Interim Chief Financial Officer. These appointments reflect the Company’s commitment to assembling experienced and accomplished leadership as it advances its previously announced definitive agreement to acquire Realbotix LLC, a leading developer of AI-powered humanoid robots.

Mr. White brings more than 30 years of executive leadership and board experience, having served in roles spanning Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer across transportation, healthcare, and manufacturing. He has held CEO roles at American Student Transportation Partners and TransCare Inc. and has served on the boards of several public companies, including as an independent director and Audit Committee Chair of a NYSE American-listed company and a TSX-listed global equipment manufacturer. He currently serves as an independent director of Art's Way Manufacturing, Inc., a Nasdaq-listed equipment manufacturer. Mr. White holds a Bachelor of Arts from the University of Western Ontario and a Master of Business Administration from the University of Toronto, and is a Chartered Professional Accountant (CPA, CA) and ICD.D designee.

“I am honored to step into the CEO role at Onconetix at such a compelling inflection point for the Company. The pending acquisition of Realbotix represents an opportunity to build a differentiated, technology-forward business at the intersection of AI and humanoid robotics — a sector I believe represents a rapidly evolving area of enterprise innovation,” said David White, Chief Executive Officer of Onconetix. “My focus will be on working toward the successful completion of the proposed transaction with discipline and position the combined company for durable, long-term growth. I am deeply appreciative of the Board’s confidence and look forward to working with our outstanding team to create meaningful value for our shareholders.”

Mr. Dorf is an entrepreneur, investor, and experienced public company director with a track record of building and scaling businesses in regulated and emerging industries. He co-founded Verano Holdings Corp., an OTCQX-listed company, in 2015 and was instrumental in the company’s expansion and public listing in 2021, helping raise capital and executing strategic transactions over his eight-year tenure through 2023. Following his departure from Verano, Mr. Dorf founded Dreamlife Consulting in 2023, advising companies on capital formation and growth strategy, and became a partner at Blue Current, LLC, a firm focused on retail real estate investments.

Mr. Dorf has served in multiple public company board roles, including as Executive Chairman of Flora Growth Corp., a formerly Nasdaq-listed company, from December 2024 to September 2025, where he oversaw its strategic transformation. He currently serves on the board of SRx Health Solutions, a NYSE American-listed company, where he is Co-Chair of the Governance Committee and a member of the Audit Committee, and serves on the board of Cube Exchange, a digital asset platform pursuing a public listing through a business combination. He brings extensive experience in capital markets, corporate governance, and strategic transactions to the Onconetix Board and Audit Committee.

“Onconetix is at a pivotal moment, and I am excited to join the Board as the Company works to close its transformative acquisition of Realbotix,” stated Sammy Dorf, Board Member of Onconetix. “I have spent my career identifying businesses with differentiated technology and the potential to scale, and Realbotix fits that profile exceptionally well. The humanoid robotics sector is accelerating rapidly, and I believe this transaction positions Onconetix shareholders to participate in potential value creation. I look forward to contributing my experience in capital markets and strategic transactions to help the team execute and create lasting value.”

Andrew J. Oakley, Chairman of the Board of Onconetix, stated “We are pleased to welcome both David and Sammy to their respective roles. David’s depth of executive and financial leadership, combined with Sammy’s proven ability to help companies scale and access capital markets, strengthens our leadership team at a critical time. As we advance the definitive agreement to acquire Realbotix, we believe the Board and management are well-positioned to guide this process and pursue the potential opportunity before us.”

About Onconetix, Inc.

Onconetix, Inc. (Nasdaq: ONCO) is a commercial-stage biotechnology company focused on the research, development, and commercialization of innovative oncology solutions. Onconetix owns Proclarix®, an in vitro diagnostic test for prostate cancer originally developed by Proteomedix and approved for sale in the European Union under the IVDR, which it anticipates will be marketed in the U.S. as a lab developed test through its license agreement with Labcorp. For more information, visit www.onconetix.com.

About Realbotix LLC

Realbotix LLC is a wholly-owned subsidiary of Realbotix Corp. (TSX-V: XBOT; Frankfurt: 76M0.F; OTC: XBOTF) and the target of Onconetix’s pending acquisition. Realbotix LLC develops AI-powered humanoid robots designed for human interaction across enterprise and consumer environments. Manufactured in the United States, Realbotix’s patented AI and robotics technologies enable lifelike expressions, motion, vision, and social engagement. For more information, visit www.realbotix.ai.

Additional Information and Where to Find It

In connection with the proposed transaction between Realbotix and Onconetix, Onconetix intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by Onconetix in connection with the proposed transaction. The Registration Statement will include a proxy statement of Onconetix and a prospectus of Onconetix (the “Proxy Statement/Prospectus”), and each of Realbotix and Onconetix may file with the SEC other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Onconetix to seek their approval of the proposed transaction. This is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that Realbotix or Onconetix has filed or will file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ONCONETIX ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALBOTIX, ONCONETIX, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents filed by Realbotix and Onconetix with the SEC, may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov. The information on Realbotix or Onconetix’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Realbotix, Onconetix and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Onconetix, their ownership of Onconetix common stock, and Onconetix’s transactions with related persons is set forth in the 10-K, as filed with the SEC on March 13, 2026, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of Realbotix and Onconetix and other persons who may be deemed to be participants in the solicitation of stockholders of Onconetix in connection with the proposed transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed transaction or other relevant materials, which will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Onconetix using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. These forward-looking statements (including, without limitation, the anticipated benefits and opportunities that may be generated by the proposed transaction described herein) are based on Onconetix’s current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the share exchange agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Onconetix’s stockholders, if at all; risks related to Onconetix’s continued listing on Nasdaq until closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against Realbotix, Onconetix, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Onconetix’s stock price before closing; and other factors that may affect future results of Realbotix, Onconetix, or the combined company. Onconetix does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Onconetix’s Annual Report on Form 10-K filed with the SEC on March 13, 2026 (the “10-K”) and periodic reports filed with the SEC on or after the date thereof. All of Onconetix’s forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date thereof.

Investor and Media Contact:

Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

Phone: (513) 620-4101

Email: investors@onconetix.com

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